FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Press Release dated March 23, 2020

Item 1

To support the fight against coronavirus Santander board to review 2020 dividend and cut senior management and board compensation

•	The board of directors will consolidate any dividend payment from 2020 earnings into a single payment in May 2021. The final amount will be proposed by the board to the AGM once the full impact of the pandemic is known.

•	Santander has also created a fund, financed by a reduction in senior management, board compensation and employee contributions, to provide medical equipment and supplies to help limit the spread of the virus. The bank expects the initial value of the fund will be at least €25 million.

•	Group executive chairman, Ana Botín, and chief executive officer, José Antonio Alvarez, have agreed to reduce their total compensation for 2020 by 50%.

Madrid, 23 March 2020 - PRESS RELEASE

The board of directors of Banco Santander today determined to ensure the bank has as much flexibility as possible to allow it to maximize lending and support businesses and individuals affected by the coronavirus pandemic. While noting the bank meets the capital requirements to maintain its current dividend policy (i.e. a 40-50% payout ratio) and is comfortable with its capital buffers over regulatory requirements, the board committed to review the dividend paid from 2020 earnings in order to direct resources to support people and businesses in need.  As a result, the board has agreed to consolidate any dividend from 2020 earnings into a single final proposed dividend, to be submitted to the Annual General Meeting (AGM) for approval in 2021, once the full impact of the pandemic is known. This means there will not be an interim dividend payment in November 2020.

To support the global effort to fight the pandemic, Santander has created a fund to provide essential equipment and materials. The fund will be financed through a reduction in senior management, board compensation and voluntary contributions from Santander employees, and is initially expected to be worth at least €25 million. Contributions will be deployed in areas that require immediate attention, including the production and purchase of medical equipment, protective clothing and other necessary supplies to treat people affected by the virus, as well as donations made to relevant entities and authorities.

Santander’s executive chairman, Ana Botín, and CEO, José Antonio Álvarez, have decided to forgo 50% of their total compensation (salary and bonus) for 2020 and non-executive directors will have their compensation reduced by 20%. The group remuneration committee and respective country heads will propose how to translate this commitment to the management teams in the various countries in due course. The group’s bonus policy will be reviewed so that the maximum required resources are directed to supporting customers.

Santander’s Group executive chairman, Ana Botín, said: “For many of us, the coronavirus pandemic is the single most significant challenge we have ever faced. The scale of the task before us demands a huge collective effort, with governments, central banks and other authorities, the private sector, charities and individuals, working together to limit the spread and provide care for those affected – whether directly or indirectly.  We are committed to ensuring that Santander plays its part.”

Santander has already taken a number of steps to protect and support employees and customers, including: providing emergency liquidity for businesses facing hardship; facilitiating payment holidays in many of our markets; closing some branches to protect customers while also ensuring continuity of service across the whole branch network; protecting the wellbeing of employees through suspending travel and enabling home working, and requiring shareholders to participate virtually in its AGM next month.  As the pandemic evolves in each of markets the bank is reviewing the situation everyday and acting in accordance with local needs in each of its markets.

Measures announced to date in each market

Spain

- €20 billion pre-approved facilities to support impacted customers

- Launch a €400m ICO credit line from companies and self employed

- Closure of some branches and reduction of branch opening hours with staff splitting shifts in larger branches to ensure branch service remain available

- Mortgage repayment holidays

- 21,000 employees working from home

UK	- Supporting mortgage payement holidays for up to 3 months - Closure of some branches and reduction in opening hours to ensure services remain available - 5,300 employees working from home
Portugal	- Free medicial services to customers - Several fees suspended to merchants and individials - 2,500 employees working from home
Poland	- Repayment holidays on mortgages of 3-6 months - 6,000 employees working from home
Santander Consumer Finance

-Santander Consumer in Germany will offer car dealers a repayment suspension of 90 days in the stock financing. In addition, leased vehicles can be driven three months longer

- 2,500 employees working from home in Germany

US

- Santander Consumer USA (SCUSA) is expanding payment deferrals, waiving late charges and easing extensions for lessees unable to return their vehicles

- $25 million in loans to Community Development Financial Institutions (CDFIs) for small business loans

- The retail network, Santander Bank, is offering temporary payment suspension, and refunding some fees, and suspending mortgage and home equity line of credit foreclosures, among others initiatives

- Additional paid leave to employees of up to 80 hours if t particularly hey are unable to work

- 5,000 employees working from home

Mexico	- Branch services maintained with minimum staffing (maximum of 10 people in office at any one time) - Employees working in coporate offices reduced by 50% - All vulnerable employees working from home
Brazil

- 60 day extension on loan maturities to enable payment holidays on personal and comapny loans

- Reduction in opening hours to ensure branch services remain available

- Credit card limit extentions

- 4,000 employees working from home

Argentina	- 1 billion peso loan facility from mico, small and medium sized businesses to enable remote working - 3,600 employees working from home
Chile	- US$6 billion pre-approved lending available for consumer, mortgage, SME and business customers - 2,300 employees working from home

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 23, 2020	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer